Item 77I - 	Deutsche Enhanced Commodity
Strategy Fund (a series of Deutsche
Securities Trust)
Class T shares for Deutsche Enhanced Commodity
Strategy Fund became effective on March 31, 2017.
Class T shares are only available through certain financial intermediaries and are sold with a front-end sales load but no deferred sales charge when shares are sold.
As of June 5, 2017, Class T shares of Deutsche
Enhanced Commodity Strategy Fund are available for purchase.